EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements

Consolidated

(Thousands of Dollars)

	12 Months ended March 31,	Years Ended December 31
	2009	2008	2007	2006	2005
Fixed charges, as defined:
Interest charges	$71,058	$74,914	$80,095	$88,426	$84,952
Amortization of debt expense and premium - net	4,850	4,673	6,345	7,741	7,762
Interest portion of rentals	2,033	1,601	1,612	1,802	2,394

Total fixed charges	$77,941	$81,188	$88,052	$97,969	$95,108

Earnings, as defined:
Pre-tax income from continuing operations	$128,816	$120,382	$63,061	$114,927	$70,752
Add (deduct):
Capitalized interest	(4,319)	(4,612)	(3,864)	(2,934)	(1,689)
Total fixed charges above	77,941	81,188	88,052	97,969	95,108

Total earnings	$202,438	$196,958	$147,249	$209,962	$164,171

Ratio of earnings to fixed charges	2.60	2.43	1.67	2.14	1.73